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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Guinn Donald E. (Last) (First) (Middle)		The Dial Corporation (DL)

	15501 N. Dial Boulevard Suite 2212 (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			10/15/2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Scottsdale, AZ 85260 United States (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	The Dial Corporation Common Stock													16,381.00		I		By Family Trust (1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Options - Right To buy		14.4250

	Options - Right To Buy		14.4250

	Options - Right To Buy		13.5000

	Options - Right to Buy		13.9000

	Options - Right To Buy		12.3500

	Options - Right To Buy		14.4250

	Options - Right To Buy		14.0500

	Options - Right To Buy		14.4100

	Options - Right To Buy		16.4150

	Options-Right To Buy		17.0950

	Options - Right To Buy		16.8700

	Options - Right To Buy		17.7500

	Options - Right To Buy		12.8438

	Options - Right To Buy		12.8750

	Options - Right To Buy		11.4063

	Options - Right To Buy		10.6563

	Options - Right To Buy		10.2500

	Options - Right To Buy		10.8125

	Options - Right To Buy		9.2286

	Options - Right To Buy		11.1531

	Options - Right To Buy		11.9108

	Options - Right To Buy		13.3750

	Options - Right To Buy		16.5313

	Options - Right To Buy		23.1563

	Options - Right To Buy		27.0000

	Options - Right To Buy		10.8438

	Options - Right To Buy		22.9688

	Options - Right To Buy		22.1875

	Options - Right To Buy		14.7813

	Options - Right To Buy		14.1563

	Options - Right To Buy		19.7800

	Phantom Stock Units		1-for-1						A			30.18

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(2)	06/07/2011		The Dial Corporation Common Stock					6,200.00		D

	(3)	06/07/2011		The Dial Corporation Common Stock					6,200.00		D

	(4)	01/26/2011		The Dial Corporation Common Stock					2,400.00		D

	(4)	03/07/2011		The Dial Corporation Common Stock					800.00		D

	(4)	04/23/2011		The Dial Corporation Common Stock					200.00		D

	(4)	06/07/2011		The Dial Corporation Common Stock					2,300.00		D

	(4)	07/09/2011		The Dial Corporation Common Stock					500.00		D

	(4)	07/23/2011		The Dial Corporation Common Stock					200.00		D

	(4)	08/01/2011		The Dial Corporation Common Stock					1,800.00		D

	(4)	08/24/2011		The Dial Corporation Common Stock					300.00		D

	(4)	08/28/2011		The Dial Corporation Common Stock					200.00		D

	(4)	10/12/2011		The Dial Corporation Common Stock					1,900.00		D

	(4)	08/04/2010		The Dial Corporation Common Stock					2,900.00		D

	(4)	08/07/2010		The Dial Corporation Common Stock					300.00		D

	(4)	08/10/2010		The Dial Corporation Common Stock					400.00		D

	(4)	08/22/2010		The Dial Corporation Common Stock					400.00		D

	(4)	09/01/2010		The Dial Corporation Common Stock					700.00		D

	(4)	10/13/2010		The Dial Corporation Common Stock					3,100.00		D

	(2)	08/18/2003		The Dial Corporation Common Stock					11,961.00		D

	(2)	08/17/2004		The Dial Corporation Common Stock					9,899.00		D

	(2)	08/16/2005		The Dial Corporation Common Stock					11,961.00		D

	(2)	08/15/2006		The Dial Corporation Common Stock					13,400.00		D

	(2)	08/08/2007		The Dial Corporation Common Stock					5,500.00		D

	(2)	08/20/2008		The Dial Corporation Common Stock					3,900.00		D

	(2)	08/19/2009		The Dial Corporation Common Stock					3,300.00		D

	(2)	08/17/2010		The Dial Corporation Common Stock					8,300.00		D

	(4)	01/06/2010		The Dial Corporation Common Stock					100.00		D

	(4)	01/20/2010		The Dial Corporation Common Stock					1,400.00		D

	(4)	02/28/2010		The Dial Corporation Common Stock					700.00		D

	(4)	05/31/2010		The Dial Corporation Common Stock					2,300.00		D

	(2)	6/6/2012		The Dial Corporation Common Stock					4,600.00		D

	(5)			The Dial Corporation Common Stock	30.18				7,561.68		D

Explanation of Responses:

1. Stock held in family trust with reporting individual and spouse as trustees.

2. Annual stock option award granted pursuant to the 1996 Stock Incentive Plan. 50% of the options are exercisable one year after grant and 100% exercisable two years after grant.

3. Refresher stock option award granted after each successive five years of service pursuant to the 1996 Stock Incentive Plan. 50% of the options are exercisable one year after grant and 100% exercisable two years after grant.

4. Granted in lieu of payment of Board of Directors annual retainers and meeting fees. Options are 100% vested on the date of grant.

5. Between July 16 and October 15, 2002, the reporting person acquired 30.18 phantom stock units at a price range of $18.71 to $21.44 as a result of dividend payments under the Corporations Directors Deferred Compensation Plan.

/s/ Lucinda K. Stewart	10-17-02
Attorney-In-Fact **Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SECTION 16 POWER OF ATTORNEY

         Know all by these presents, that the undersigned hereby constitutes and appoints each of Christopher J. Littlefield, Lucinda K. Stewart and Dianne B. Stoehr, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director of The Dial Corporation (the “Company”), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

         The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

         This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16 day of August 2002.

/s/ Donald E. Guinn
Signature
Donald E. Guinn
Print Name